UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Danaos Corp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y1968P105
(CUSIP Number)

January 20, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT EXPLANATORY NOTE:  The 13G Filing (Acc-no: 0001062993-20-000247) inadvertently contained a share count error.  The 13G Filing (Acc-no: 0001062993-20-000251) replaced and corrected the share count to 1,435,161 shares.

SCHEDULE 13G

CUSIP No. Y1968P105

1	Names of Reporting Persons
RBF Capital LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,435,161 shares of Common Stock
	6	Shared Voting Power
1,435,161 shares of Common Stock
	7	Sole Dispositive Power
1,435,161 shares of Common Stock
	8	Shared Dispositive Power
1,435,161 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,435,161 shares of Common Stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.79%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a) Name of Issuer: Danaos Corp

(b) Address of Issuer's Principal Executive Offices: 14 Akti Kondyli, 185 45 Piraeus, Greece

Item 2.

(a) Name of Person Filing: RBF Capital LLC

(b) Address of Principal Business Office or, if None, Residence:  3047 Fillmore Street, San Francisco, CA 94123

(c) Citizenship: United States

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: Y1968P105

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:    1,435,161 shares of Common Stock

(b) Percent of Class:  5.79%

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 0

 (ii) Shared power to vote or to direct the vote: 1,435,161 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,435,161 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person. See item 2.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.                            Not applicable.

Item 8. Identification and classification of members of the group.  Not applicable.

Item 9. Notice of Dissolution of Group.  Not applicable.

Item 10. Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2020

/s/ Richard Fullerton

RBF Capital LLC

Richard Fullerton

President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).